UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            NEW CENTURY ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64360E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd.
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    5,653,224 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,653,224 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,653,224 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,653,224 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,653,224 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
      * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire
7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    5,653,224 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,653,224 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,653,224 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,653,224 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,653,224 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

----------
      * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire
7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    5,653,224 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,653,224 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,653,224 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,653,224 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,653,224 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
      * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire
7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    5,653,224 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,653,224 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,653,224 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,653,224 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,653,224 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
      * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire
7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended. * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire 7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a). Name of Issuer: NEW CENTURY ENERGY CORP.

Item 1(b). Address of Issuer's Principal Executive Offices:
           5851 San Felipe, Suite 775, Houston, Texas 77057

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of  Principal  Business  Office or if none,  Residence:  c/o
           Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 64360E109

Item 3. Not Applicable

Item 4. Ownership:

      (a)   Amount Beneficially Owned: 5,653,224 shares of Common Stock*

      (b)   Percent of Class: 9.99%*

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 5,653,224 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 5,653,224 shares of Common Stock*

            (iii) sole  power  to  dispose  or to  direct  the  disposition  of:
                  5,653,224 shares of Common Stock*

            iv)   shared  power to  dispose  or to direct  the  disposition  of:
                  5,653,224 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification  and  Classification  of Subsidiary  Which  Acquired the
        Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
      * As of December 31, 2005, Laurus Master Fund, Ltd. (the "Fund") held (i) an option (the "June Option") to acquire 6,547,784 shares of the common stock, par value $0.001 per share (the "Shares"), of New Century Energy Corp., a Colorado corporation (the "Company"), at an exercise price of $0.001 per share, subject to certain adjustments, (ii) a warrant (the "Warrant") to acquire
7,258,065 Shares at an exercise price of $0.80 per share, (iii) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per share, subject to certain adjustments (the "Restated Note"), (iv) an option (the "December Option") to acquire 5,061,392 Shares, at an exercise price of $0.001 per share, subject to certain adjustments, and (v) 3,675,000 Shares. Each of the June Option, the Warrant, the Restated Note and the December Option contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2006
                                        --------------------------
                                        Date

                                        /s/ Eugene Grin
                                        --------------------------
                                        Eugene Grin
                                        Director

APPENDIX A

A. Name:                   Laurus Capital Management, LLC, a Delaware
                           limited liability company
   Business                825 Third Avenue, 14th Floor
   Address:                New York, New York 10022
   Place of Organization:  Delaware

B. Name:                   Eugene Grin
   Business                825 Third Avenue, 14th Floor
   Address:                New York, New York 10022

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
   Citizenship:            United States

C. Name:                   David Grin
   Business                825 Third Avenue, 14th Floor
   Address:                New York, New York 10022

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
   Citizenship:            Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ Eugene Grin
---------------------------------
    Eugene Grin
    Principal
    February 14, 2006

/s/ Eugene Grin
---------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2006

/s/ David Grin
---------------------------------
    David Grin, on his individual behalf
    February 14, 2006